Filed Pursuant to Rule 433
Registration Statement No. 333-203567

THESE COVERED BONDS HAVE NOT BEEN APPROVED OR DISAPPROVED BY CMHC NOR HAS CMHC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE DOCUMENT. THESE COVERED BONDS ARE NOT INSURED OR GUARANTEED BY CMHC OR THE GOVERNMENT OF CANADA OR ANY OTHER AGENCY THEREOF.

ROYAL BANK OF CANADA

Issue of USD1,750,000,000 2.100% Covered Bonds Due 2020
under the
USD15,000,000,000
Programme for the Issuance of Covered Bonds
unconditionally and irrevocably guaranteed as to payments by
RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

FINAL TERM SHEET
DATED OCTOBER 06, 2015

Issuer:	Royal Bank of Canada

Guarantor:	RBC Covered Bond Guarantor Limited Partnership

Expected Ratings1:	Aaa (Stable) / AAA (Stable) / AAA (Stable) (Moody’s / Fitch / DBRS)

Series Number:	CB26

Principal Amount:	USD1,750,000,000

Format:	SEC Registered

Trade Date:	October 06, 2015

Settlement Date (T+5)2:	October 14, 2015

Interest Commencement Date:	October 14, 2015

Final Maturity Date:	October 14, 2020

Extended Due for Payment Date:	October 14, 2021

Interest Rate:	2.100% per annum

Re-offer Spread vs. Mid-Swaps:	72 bps

Re-offer Yield:	2.107%

Issue Price:	99.967 per cent of the Principal Amount

Redemption:	Redemption at par together with accrued and unpaid interest

Interest Rate Basis:
2.100% Fixed Rate payable semi-annually in arrears from and including the Interest Commencement Date to but excluding the Final Maturity Date.

1 month USD LIBOR + 84.25 bps per annum Floating Rate payable monthly in arrears and subject to adjustment from and including the Final Maturity Date to but excluding the Extended Due for Payment Date.

Interest Payment Date(s):	April 14 and October 14 in each year (not adjusted) up to and including the Final Maturity Date.

Specified Interest Payment Date(s):	If applicable, after the Final Maturity Date, each Specified Interest Payment Date will be the 14th day of each month.

Day Count Fraction3:	30 / 360

Payment Convention4:	Following Business Day Convention, unadjusted

Business Day(s):	New York, Toronto

Listing:	None

Minimum Denominations/Multiples:	Minimum denominations of USD1,000 and integral multiples of USD1,000 in excess thereof

Optional Redemption:	None

Form of Covered Bond:	DTC

CUSIP / ISIN:	780082AC7 / US780082AC79

Joint Lead Managers:	RBC Capital Markets, LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. TD Securities (USA) LLC

Co-managers:
ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Credit Agricole Securities (USA) Inc.
Desjardins Securities Inc.
Fifth Third Securities, Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
nabSecurities, LLC
National Bank of Canada Financial Inc.
Natixis Securities Americas LLC
Standard Chartered Bank
SunTrust Robinson Humphrey, Inc.

1	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2
Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Covered Bonds on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Covered Bonds initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

3	If applicable, after the Final Maturity Date, the Day Count Fraction will be Actual / 360.

4	If applicable, after the Final Maturity Date, the Payment Convention will be Modified Following Business Day Convention (adjusted).

The Issuer and Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, the Guarantor, or any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or by emailing syndicateops@rbccm, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, or by calling TD Securities (USA) LLC toll-free at 1-855-495-9846. Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the Covered Bonds to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a "Relevant Member State") (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the "Prospectus Directive"), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may be lawfully addressed) and must not be acted upon by other persons in that Relevant Member State.  A prospectus under the Prospectus Directive is not required for the offer of the Covered Bonds in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (iii) high net worth entities, and (iv) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in categories (i) to (iv) together being referred to as "relevant persons").  The Covered Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Covered Bonds will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.